               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13G
                        (Rule 13d-102)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
  RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
       RULE 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (Amendment No. 8)<F1>

                   OLD KENT FINANCIAL CORPORATION
                         (Name of Issuer)

                     Common Stock, $1 par value
                   (Title of Class of Securities)

                             679833103
                           (CUSIP Number)

                         December 31, 1999
        (Date of Event Which Requires Filing of this Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [ ]Rule 13d-1(d)



<F1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                           Page 1 of 6 pages

     CUSIP No. 679833103           13G           Page 2 of 6 Pages

(1)     Names of Reporting Persons
        I.R.S. Identification No. of Above Persons (Entities Only)

        OLD KENT FINANCIAL CORPORATION
        38-1986608

(2)     Check the Appropriate Box if a Member of a Group*

        (a)     [ X ]

        (b)     [  ]

(3)     SEC Use Only

(4)     Citizenship or Place of Organization

        MICHIGAN

Number of Shares Beneficially Owned by Each Reporting Person With

(5)     Sole Voting Power                                5,927,327.190

(6)     Shared Voting Power                              3,729,141.789

(7)     Sole Dispositive Power                           2,901,118.000

(8)     Shared Dispositive Power                         6,247,623.789

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                 10,010,696.979

(10)    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
        [   ]

(11)    Percent of Class Represented by Amount in Row 9
                                      8.5%

(12)     Type of Reporting Person*
                                      HC

     CUSIP No. 679833103           13G           Page 3 of 6 Pages


(1)     Names of Reporting Persons
        I.R.S. Identification No. of Above Persons (Entities Only)

        OLD KENT BANK
        38-0892650

(2)     Check the Appropriate Box if a Member of a Group*

        (a)     [ X ]

        (b)     [   ]

(3)     SEC Use Only

(4)     Citizenship or Place of Organization

        MICHIGAN

Number of Shares Beneficially Owned by Each Reporting Person with

(5)     Sole Voting Power                     5,927,327.190

(6)     Shared Voting Power                   3,729,141.789

(7)     Sole Dispositive Power                2,901,118.000

(8)     Shared Dispositive Power              6,247,623.789

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                              10,010,696.979

(10)    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
        [  ]

(11)    Percent of Class Represented by Amount in Row 9
                                   8.5%

(12)    Type of Reporting Person*

                                    BK

Securities and Exchange Commission
Schedule 13G
Page 4 of 6 pages

Item 1(a).       Name of Issuer:

                 Old Kent Financial Corporation

Item 1(b).       Address of Issuer's Principal Executive Offices:

                 111 Lyon Street, N.W.
                 Grand Rapids, Michigan 49503

Item 2(a).       Name of Person Filing:

                 Old Kent Financial Corporation
                 Old Kent Bank

Item 2(b).       Address of Principal Business Office or, if None, Residence:

                 111 Lyon Street, N.W.
                 Grand Rapids, Michigan 49503

Item 2(c).       Citizenship:

                 Michigan

Item 2(d).       Title of Class of Securities:

                 Common Stock, $1 par value

Item 2(e).       CUSIP Number:

                 679833103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a) [ ] Broker or dealer registered under Section 15 of the
                         Act;

                 (b) [X] Bank as defined in Section 3(a)(6) of the Act;

                 (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;

                 (d) [ ] Investment company registered under Section 8 of the
                         Investment Company Act;

                 (e) [ ] Investment adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E);

                 (f) [ ] Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                 (g) [X] Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                 (h) [ ] Savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act;

                 (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                 (j) [X] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box: [ ]

Securities and  Exchange Commission
Schedule 13G
Page 5 of 6 pages

Item 4.          Ownership.

                 (a)  Amount Beneficially Owned:       10,010,696.979 shares

                 (b)  Percent of Class:                                 8.5%

                 (c)  Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the vote
                                                        5,927,327.190 shares

                      (ii)  Shared power to vote or to direct the vote
                                                        3,729,141.789 shares

                      (iii) Sole power to dispose or to direct the disposition
                            of                          2,901,118.000 shares

                       (iv)  Shared power to dispose or to direct the
                             disposition of             6,247,623.789 shares

Item 5.          Ownership of Five Percent or Less of a Class.

                 Not Applicable

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

     The securities covered by this Schedule are held in trust, agency or custodial capacities by Old Kent Bank. The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, is held by various trusts, grantors, beneficiaries and other customers, none of whom has such right or power with respect to more than five percent of such securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 See attached Exhibit 1.

Item 8.          Identification and Classification of Members of the Group.

                 See attached Exhibit 1.

Item 9.          Notice of Dissolution of Group.

                 Not Applicable

Item 10.         Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2000                    Old Kent Financial Corporation


                                     By: /S/ KENNETH C. KREI
                                         Kenneth C. Krei
                                         Executive Vice President
                                         Old Kent Financial Corporation



February 11, 2000                    Old Kent Bank


                                     By: /S/ KENNETH C. KREI
                                         Kenneth C. Krei
                                         Executive Vice President
                                         Old Kent Bank

Page 6 of 6 pages



                              Exhibit 1


Filer                                 Item 3 Classification

Old Kent Financial Corporation        (g) parent holding company


Old Kent Bank                         (b) bank